EXHIBIT 4.7

EXCLUSIVE LICENSE AGREEMENT

This Exclusive License Agreement (“Agreement”) dated as of November 14, 2002 is by and between Adherex Technologies Inc., a corporation incorporated and existing under the laws of Canada, having its principal office at 600 Peter Morand Crescent, Ottawa, Ontario, K1G 5Z3 (“Adherex”) and Cadherin Biomedical Inc., a corporation incorporated and existing under the laws of Canada, having its principal office at 600 Peter Morand Crescent, Ottawa, Ontario K1Z 5Z3 (“Cadherin”).

WHEREAS, Adherex is the owner or licensee of certain rights related to its proprietary cell adhesion platform technology;

WHEREAS, Adherex agrees to grant, and Cadherin desires to obtain, a license to such rights for use in all fields other than cancer;

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.	DEFINITIONS.

1.1 “Affiliate” means any corporation or other entity which controls, is controlled by, or is under common control with a party to this Agreement. A corporation or other entity shall be regarded as in control of another corporation or entity if it owns or directly or indirectly controls more than fifty percent (50%) of the voting stock or other ownership interest of the other corporation or entity, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or other entity or the power to elect or appoint fifty percent (50%) or more of the members of the governing body of the corporation or other entity.

1.2 “Compound Exclusivity” means the exclusive right to make, have made, use, research, develop and commercialize (in the respective field) a compound, however, it does not provide any rights to Adherex in the Non-Cancer Field or to Cadherin in the Adherex Fields.

1.3 “Confidential Information” means any confidential or proprietary information furnished by one party to the other party in connection with this Agreement, provided that (i) such information is specifically designated as confidential in writing at the time of disclosure, or (ii) a reasonable person receiving such information would understand such information to be confidential or proprietary information of the disclosing party in the context of disclosure.

1.4 “Effective Date” means November 14, 2002.

1.5 “Fair Market Value” means the gross sales price or value which Cadherin would realize from an unaffiliated, unrelated buyer in an arm’s length sale or exchange of consideration for an identical product or service sold or provided in the same quantity and at the same time and place as the sale or exchange for which the Fair Market Value is to be determined.

1.6 “Gross Revenues” means all incomes, revenues, receipts, monies, up-front payments, fees and considerations paid to Cadherin by a third party and that are directly or indirectly attributable to: (i) the sale, by Cadherin, of McGill Products; (ii) the provision of Services by Cadherin; (iii) option agreements, licenses or sublicenses granted by Cadherin to a third party with respect to McGill Products or to the Technology in the Field; (iv) manufacturing payments for McGill Products, whether received in cash or by way of other benefit, advantage, or concession. Gross Revenues shall however exclude all revenues from research and development agreements and all material transfer agreements, provided that such agreements do not include license grants or commercialization rights with respect to any aspect of the Technology in the Field. If received in a form other than cash, the applicable revenue will be the monetary equivalent or Fair Market Value of the benefit, advantage, or concession. For greater certainty, Gross Revenues do not include amounts paid to Cadherin from any Affiliate, amounts paid by Cadherin to any Affiliate or any amount paid from one Affiliate of Cadherin to another Affiliate of Cadherin.

1.7 “Improvement” shall mean any discovery or invention conceived or reduced to practice, solely or jointly, by or on behalf of Adherex or Cadherin during the term of this Agreement which is dominated by the Patent Rights. For purposes of this Agreement, an Improvement shall be “dominated” by the Patent Rights if, absent a license, the practice of such Improvement would directly or indirectly infringe one or more valid claims of the Patent Rights (assuming for the purposes of this definition only that both parties require a license hereunder to practice the Patent Rights).

1.8 “Licensed Patent” shall have the meaning set forth in the McGill License Agreement.

1.9 “McGill License Agreement” means the General Collaboration Agreement between McGill University and Adherex dated as of February 26, 2001.

1.10 “McGill Product” means any Product in the Field as defined in the McGill License Agreement.

1.11 “Non-Cancer Field” means any use or application in humans or animals other than the prevention, treatment, prognosis or diagnosis of cancer and the side effects of cancer treatment. It shall include drug delivery, however, Adherex retains an exclusive, worldwide, royalty free right to use any drug delivery technology licensed through this Agreement for the prevention, treatment, prognosis or diagnosis of cancer.

1.12 “Patent Rights” means (i) the United States and foreign patent applications and patents listed on Exhibit A, and (ii) any and all continuations, divisionals, or continuations-in-part applications thereto, and any patents that issue therefrom, including any extensions, renewals, reissues, or re-examinations thereof. For the avoidance of doubt, it is agreed that Patent Rights shall include any Licensed Patent licensed to Adherex under the McGill License Agreement. Adherex retains Compound Exclusivity for Exherin.

1.13 “Pre-clinical Development Program” means the creation and implementation of a formal development program to conduct scientific studies required or necessary for the filing of an investigational new drug application (or its in a equivalent in a foreign domicile).

1.14 “Product” means (i) any McGill Product, or (ii) any other product whose manufacture, use, sale, or import would, absent the license granted to Cadherin hereunder, infringe one or more valid claims of the Patent Rights, or (iii) any other product or service made or delivered using a method or process the use or practice of which would, absent the license granted to Cadherin hereunder, infringe one or more valid claims of the Patent Rights.

1.15 “Technology in the Field” shall have the meaning set forth in the McGill License Agreement.

1.16 “Territory” means the world.

1.17 “Term” has the meaning defined in Section 9.1 hereof.

2.	LICENSE GRANTS.

2.1 Grant to Cadherin. In consideration of a portion of the compensation paid by Cadherin to Adherex under the Merger Agreement, and subject to the terms and conditions set forth in this Agreement including, without limitation, Section 2.4 hereof, Adherex hereby grants to Cadherin, under the Patent Rights and during the Term, an exclusive (even against Adherex itself), worldwide license, with the right to sublicense in accordance with Section 2.2 hereof, to make, have made, use, offer for sale, sell, and import any Products within the Non-Cancer Field as defined in section in 1.11. Other than the payment obligation to Adherex to satisfy requirements of the McGill License Agreement as set forth in Section 3.2 below, the foregoing license shall be fully-paid and royalty-free. The license granted hereunder is exclusive to Cadherin to the extent that Adherex itself may not make, have made, use, offer for sale, sell and import any Products within the Non-Cancer Field and in the Territory during the Term, and further provided, that during the Term, Adherex may not grant to any third parties whatsoever any sublicensing rights or similar rights of any nature to make, have made, use, offer for sale, sell and import any Products within the Non-Cancer Field and in the Territory.

2.2 Sublicense. Any sublicense by Cadherin of the rights granted to Cadherin under Section 2.1 shall be consistent with the terms of this Agreement and shall include an obligation for the sublicensee to comply with the applicable provisions of this Agreement including, without limitation, Section 5 (Confidentiality and Publication), Section 8.1 (Indemnification) and Section 11.1 (Use of Name). Cadherin shall notify Adherex of the existence of any sublicense of the rights granted herein within ten (10) business days of entering into such sublicense.

2.3 License to Improvements.

(a) To Cadherin. Subject to the terms and conditions set forth in this Agreement including, without limitation, Section 2.4 hereof, Adherex hereby grants to Cadherin, under any intellectual property rights owned or controlled by Adherex which claim an Improvement conceived or reduced to practice by Adherex, a non-exclusive, royalty-free, worldwide license, without the right to sublicense, to make, have made, use, offer for sale, sell, and import any Products within the Non-Cancer Field.

(b) To Adherex. Subject to the terms and conditions set forth in this Agreement including, without limitation, Section 2.4 hereof, Cadherin hereby grants to Adherex, under any intellectual property rights owned or controlled by Cadherin which claim an Improvement conceived or reduced to practice by Cadherin, a non-exclusive worldwide license, without the right to sublicense, to make, have made, use, offer for sale, sell, and import any products within the Adherex Fields.

2.4 Exclusivity. Notwithstanding any other provision of this Agreement to the contrary, the parties agree that:

(a) in the event that Adherex or its Affiliates or sublicensees intend to commercialize any specific compound or molecule covered by the Patent Rights as a product in one or more of the Adherex Fields and has begun bona fide preclinical development on such product, and Adherex reasonably believes that the commercialization of the same compound or molecule (or any salt substitution of such compound or molecule which shall be collectively referred to herein as the “Compound Group”) by Cadherin in the Non-Cancer Field would adversely impact the commercialization of such compound or molecule by Adherex in the Adherex Fields, then unless Cadherin has first provided notice to Adherex under Section 2.4(b) below, Adherex shall have Compound Exclusivity to such Compound Group and Cadherin shall not have a right to make, have made, use, offer for sale, sell or import such Compound Group as a Product in the Non-Cancer Field.

(b) Subject to 2.4(a) above, in the event that Cadherin, its Affiliates or sublicensees, intend to commercialize any specific compound or molecule as a Product in the Non-Cancer Field and has begun bona fide preclinical development work on such Product, and Cadherin reasonably believes that the commercialization of the same Compound Group by Adherex in the Adherex Fields would adversely impact the commercialization of such compound or molecule by Cadherin in the Non-Cancer Field, then Cadherin shall notify Adherex in writing. Adherex shall reply to such notification within fifteen (15) business days indicating whether or not Adherex has begun or intends to begin bona fide pre-clinical development work on such Compound Group.

(i) If Adherex notifies Cadherin that Adherex has begun or intends to begin such bona fide preclinical development work, then Cadherin shall be denied Compound Exclusivity over such Compound Group and Adherex shall have Compound Exclusivity over such Compound Group under Section 2.4(a) above.

(ii) If Adherex notifies Cadherin that Adherex has not begun and does not intend to begin such bona fide preclinical development work and Adherex has not first provided notice to Cadherin under Section 2.4(a) above, Cadherin shall have Compound Exclusivity over such Compound Group upon payment to Adherex of Twenty Thousand Dollars ($20,000) per Compound Group, and Adherex shall not have the right to make, have made, use, offer for sale, sell, or import such Compound Group covered by the Patent Rights as a product in the Adherex Fields. Notwithstanding the foregoing or any other clause in this Agreement, Cadherin will not have the right to make, have made, use, offer for sale, sell, or import any Compound Group covered by the Patent Rights as a product in the Adherex Fields.

(c) In order for Adherex to maintain Compound Exclusivity over a Compound Group under Section 2.4(a) above, it must (i) initiate a Preclinical Development Program within three (3) months of providing notice to Cadherin that it intends to develop such Compound Group and (ii) file for an IND for one or more compounds in the Compound Group with the United States FDA or comparable filing with the competent foreign agency in Canada, Japan or a country of the European Union within fifteen (15) months of providing notice to Cadherin that it intends to commence pre-clinical development of a Compound Group. In order for Cadherin to maintain Compound Exclusivity over a Compound Group under Section 2.4(b)(ii) above, Cadherin must file for an investigational new drug (IND) application for one or more compounds in the Compound Group with the United States FDA or comparable filing with the competent foreign agency in Canada, Japan or a country of the European Union within fifteen (15) months after acquiring Compound Exclusivity over such Compound Group.

(d) In the event that either party fails to timely satisfy its obligations set forth in Section 2.4(c) above, then either (i) such party may extend the period of exclusivity for up to an additional twelve (12) months by paying the other party Ten Thousand Dollars ($10,000) per month per Compound Group until such time as an IND is filed, or (ii) such party shall lose exclusivity for such Compound Group. In the event such party fails to timely satisfy its obligations under this Section 2.4(d)(i) within the three (3) month period, or loses exclusivity under Section 2.4(d)(ii), or abandons development of a Compound Group, then either party shall be free to develop and commercialize such Compound Group, and may request exclusivity in accordance with the terms of this Section 2.4. In this event, the $20,000 under Section 2.4 (b)(ii) shall not apply.

2.5 No Implied License. Except as expressly set forth herein, no license, express or implied, under any intellectual property rights owned or controlled or developed hereunder by either party is granted to the other party. It is understood and agreed that nothing in this Agreement grants Cadherin any rights outside of the Non-Cancer Field and Adherex retains no rights in any field except the Adherex Fields.

2.6 Technology Transfer Costs. Cadherin shall also reimburse Adherex for all reasonable and actual out-of-pocket costs for transferring materials and information comprising including any time expended by Adherex professional staff in the requested transfer activities. These technical transfer costs and charges shall be due and payable thirty (30) days after receipt by Cadherin of an invoice from Adherex itemizing such costs on a periodic (monthly) basis.

3.	CONSIDERATION UNDER McGILL LICENSE AGREEMENT.

3.1 Consent. The parties acknowledge that McGill has consented to the sublicense of the Licensed Patents (as defined in the McGill License Agreement) in accordance with the consent letter in the form attached hereto as Exhibit B.

3.2 Payments To McGill. In consideration of the sublicense granted to Cadherin pursuant to this Agreement under the Licensed Patent and Technology in the Field, Cadherin

shall pay to Adherex, in the manner designated below, an earned royalty of two percent (2%) of the Gross Revenue received by Cadherin for any McGill Product. The parties agree that Adherex shall be obligated to make all payments to McGill pursuant to Section 6.1 of the McGill License Agreement. All payments due Adherex hereunder shall be paid within forty-five (45) days following the end of the calendar quarter in which such payment accrues and shall be paid in Canadian dollars or as otherwise agreed by the parties. All payments shall be remitted to Adherex’s address given in Section 11.2 hereof or to such other address as Adherex shall direct.

Cadherin shall pay to Adherex interest on any amount not paid when due. Such interest will accrue from the fifteenth (15th) day after the payment was due at a rate of two percent (2%) above the daily prime interest rate, as determined by Royal Bank of Canada or its successor entity, on each day the payment is delinquent, and the interest payment will be due and payable on the first day of each month after interest begins to accrue, until fully payment of all amounts due Adherex is made.

Cadherin shall keep, at its own expense, accurate books of account, using accepted accounting procedures, detailing all data necessary to calculate and easily audit any payments due to Adherex from Cadherin under this Agreement.

Upon at least fifteen (15) days’ written notice, Adherex shall have the right, through an independent accounting firm, to examine such records and books of account of Cadherin as are necessary to verify compliance with the terms of this Agreement. Such right may be exercised only once during any twelve-month period. Such examination may be performed at any time within three (3) years after the end of the reporting period to which the books of account pertain, and shall be performed during normal business hours at Cadherin’s major place of business or at such other site as may be agreed upon by Adherex and Cadherin. The accounting firm may make abstracts or copies of such books of account solely for its use in performing the examination. Adherex shall require prior to any such examination, such accounting firm to agree in writing that such firm will maintain all information, abstracts, and copies acquired during such examination in strict confidence and will not make any use of such material other than to confirm to Adherex the accuracy of Cadherin’s compliance hereunder. Adherex shall provide Cadherin with a copy of any reports and conclusions resulting from any such examination upon receipt of same.

If any examination of Cadherin’s records shows that Cadherin has paid more than required under this Agreement, any excess amounts shall, at Cadherin’s option, be promptly refunded or credited against future royalties with interest from the date of overpayment at the Royal Bank of Canada’s Prime Rate minus 1%. If any examination of Cadherin’s records shows that Cadherin has paid less than required under this Agreement, Cadherin shall promptly pay the additional amount due together with interest and late fees as required under this Agreement for late payments. If the amount of underpayment exceeds ten percent (10%) of the amount that should have been paid, Cadherin shall also pay all reasonable costs of such examination.

3.3 Other Obligations under the McGill License Agreement. The parties agree that Adherex shall remain obligated to make all payments to McGill pursuant to the following sections of the McGill License Agreement: Section 5.2 (Diligence Payments), Section 5.3 (Sponsored Research), Section 5.4 (Additional Research) and Section 5.5 (CIHR University/Industry Chair). Cadherin shall have no right to direct any of the research programs provided for under the McGill License.

4.	NON COMPETITION.

4.1 Distinguishing the Product. Cadherin will use its best efforts to develop methods of use and administration, formulations of pharmaceutical compounds, and packaging for all of the Products licensed by Cadherin under this Agreement to support the regulatory approval of each Product developed by Cadherin in a way that distinguishes such Product’s or Products’ use in the Non-Cancer Field from the Adherex Field.

Adherex will use its best efforts to develop methods of use and administration, formulations of pharmaceutical compounds, and packaging for all of the Products to support the regulatory approval of each Product developed by Adherex in a way that distinguishes such Product’s or Products’ use in the Adherex Field from the Non-Cancer Field.

4.2 Off-label Use. Both parties shall not in any way position and use all reasonable efforts to avoid off-label usage. Should either party identify that there is off-label usage of a Product, it shall immediately notify the other party of this usage. The party selling the Product will take all reasonable steps to minimize this off-label usage and pay the other party a royalty to compensate for lost sales. If the parties cannot agree on the amount of the royalty, both agree to submit to binding arbitration.

4.3 Avoidance of Adherex Field. For the term of this Agreement, Cadherin will not develop any Products in the Adherex Field based upon the technology in the Patent Rights or Improvements or upon cell adhesion technology. In addition, as long as there is any officer or director of Cadherin who is also an officer or director of Adherex, Cadherin will not develop or seek to acquire any Products in the Adherex Field.

5.	CONFIDENTIALITY AND PUBLICATION.

5.1 Obligations. During the Term of this Agreement and for a period of five (5) years thereafter, each party (the “Receiving Party”) shall maintain in confidence and use only for the purposes specifically authorized in this Agreement the Confidential Information disclosed by the other party (the “Disclosing Party”), except that the Receiving Party may disclose or permit the disclosure of Confidential Information to its directors, officers, employees, consultants and advisors who are obligated to maintain the confidential nature of the such Confidential Information and who need to know such Confidential Information for the purposes of this Agreement.

5.2 Exceptions. The foregoing obligations of the Receiving Party shall not apply to the extent the Receiving Party can demonstrate that certain Confidential Information (i) was in the public domain prior to the time of its disclosure under this Agreement, (ii) entered the public domain after the time of its disclosure under this Agreement through means other than an unauthorized disclosure resulting from an act or omission of the Receiving Party; (iii) was independently developed or discovered by the Receiving Party without use of the Confidential Information, but only provided such independent development is evidenced by contemporaneous written documentation, (iv) is or was disclosed to the Receiving Party at any time, whether prior to or after the time of its disclosure under this Agreement, by a third party having no fiduciary relationship with the Disclosing Party and having no obligation of confidentiality with respect to such Confidential Information, or (v) is required to be disclosed to comply with applicable laws or regulations, or with a court or administrative order, provided, that the Disclosing Party receives prior written notice of such disclosure and that the Receiving Party takes all reasonable and lawful actions to obtain confidential treatment for such disclosure and, if possible, to minimize the extent of the disclosure.

5.3 Return. Upon the expiration or termination of this Agreement, and at the request of the Disclosing Party, the Receiving Party shall return to the Disclosing Party all originals, copies and summaries of documents, materials, and other tangible manifestations of Confidential Information in the possession or control of the Receiving Party, except that the Receiving Party may retain one copy of the Confidential Information in the possession of its legal counsel solely for the purpose of monitoring its obligations under this Agreement.

5.4 Right to Publication. Adherex agrees that Cadherin shall have the right to publish or to present publicly (collectively, a “Publication”) the results of any research, work or other development performed pursuant to this Agreement by or on behalf of Cadherin (collectively, “Results”). Cadherin agrees to submit any proposed Publication to Adherex where such Publication may have patent implications for review at least twenty (20) days prior to submission of presentation of such Publication. If Adherex requests a delay in submission or presentation based on patent considerations, Cadherin agrees to delay such submission or presentation for a period not to exceed ninety (90) days from the date of such request. Cadherin further agrees to give due consideration to any comments made by Adherex, with respect to such publication but, except as set forth in the immediate following sentence, Cadherin shall determine the content of the Publication. Nothing in this Section 9.5 shall be construed to allow Cadherin to publish or otherwise disclose any Confidential Information disclosed to Cadherin by Adherex.

6.	PATENT PROSECUTION.

Except as provided below, and subject to the applicable terms of the McGill License Agreement, Adherex shall have the sole and exclusive right to file, prosecute and maintain the Patent Rights in the Territory, using patent counsel reasonably acceptable to Cadherin, at Adherex’s expense. Adherex shall keep Cadherin informed regarding the status and prosecution of all patent applications and patents comprising the Patent Rights.

In the event that Adherex determines on a country-by-country basis in the Territory that it will not, for any reason, file or prosecute any patent application or maintain any patent within the Patent Rights, it will notify Cadherin of its decision promptly and in no event later than fifteen (15) days prior to the date of abandonment of such patent application or patent. Cadherin shall thereafter have the sole and exclusive right but not the obligation to undertake and control such filing, prosecution or maintenance at its own cost and expense, subject to the applicable terms of the McGill License Agreement. In such event, Adherex shall cooperate with Cadherin and provide such nonmonetary assistance as Cadherin may reasonably request.

7.	PATENT RIGHTS INFRINGEMENT.

7.1 Notification. Each party will inform the other promptly in writing of any alleged infringement of the Patent Rights by a third party and of any available evidence thereof, as well as any facts which may affect the validity, scope or enforceability of the Patent Rights of which either party becomes aware.

7.2 Cadherin Right to Prosecute. Subject to the applicable terms of the McGill License Agreement, Cadherin shall have the first right, but shall not be obligated, to commence legal action at its own expense to defend against a declaratory action alleging invalidity or non-infringement of the Patent Rights or to prosecute all infringements of the Patent Rights where such infringements are occurring in the Non-Cancer Field and in the Territory. Adherex shall have the right to receive, from time to time at its request, full and complete information from Cadherin concerning the status of any such litigation. Adherex shall, at the request and expense of Cadherin, provide reasonable cooperation in any such litigation. The total cost of any such action commenced solely by Cadherin (and with respect to which Adherex does not elect to become an intervening party, as hereinafter provided) shall be borne by Cadherin, and Cadherin shall retain any recovery or damages derived therefrom.

In the event that Cadherin institutes a court proceeding relating to infringement of the Patent Rights in the Non-Cancer Field and in the Territory, Adherex shall have the right to intervene in such proceeding and Cadherin shall not oppose such intervention, provided that (i) Adherex notifies the court and Cadherin of its intention to intervene within 180 days of the commencement of such proceeding, and (ii) Adherex shares equally with Cadherin the total costs incurred by Cadherin (including without limitation attorney and expert fees) of conducting such proceeding. Cadherin shall retain control of the conduct and settlement of any such proceeding; provided further, however, that no settlement, consent judgment or other voluntary final disposition of the suit may be entered into without the consent of Adherex, which consent shall not be unreasonably withheld or delayed. Any recovery of damages for any such proceeding (or settlement thereof) shall be applied first in satisfaction of any out-of-pocket expenses incurred by the parties relating to the proceeding (including without limitation attorney and expert fees), and the balance shall be equally divided between the parties.

7.3 Adherex Right to Prosecute. In the event that Cadherin declines to commence legal action to defend against a declaratory action alleging invalidity of the Patent Rights or to prosecute infringements of the Patent Rights in the Non-Cancer Field and in the Territory, Cadherin shall notify Adherex of its decision promptly in writing (and in no event later than 10 days thereafter). Thereafter, Adherex shall have the right, but shall not be obligated, to commence legal action at its own expense to defend or prosecute such infringements relating to the Patent Rights, subject to the applicable terms of the McGill License Agreement. Cadherin agrees that Adherex may include Cadherin as a party in any such suit subject to indemnifying Cadherin against any order for costs or other damages that may be made against Cadherin in such proceedings. No settlement, consent judgment or other voluntary final disposition of the suit may be entered into without the consent of Cadherin, which consent shall not be unreasonably withheld or delayed. Cadherin shall have the right to receive, from time to time at its request, full and complete information from Adherex concerning the status of any such litigation. Cadherin shall, at the request and expense of Adherex, provide reasonable cooperation in any such litigation. The total cost of any such action commenced solely by Adherex shall be borne by Adherex, and Adherex shall retain any recovery or damages derived therefrom.

8.	INDEMNIFICATION.

8.1 Indemnification of Adherex. Cadherin shall, and shall cause its sublicensees to, at all times during the Term of this Agreement and thereafter, indemnify, defend and hold harmless Adherex and its directors, officers, employees, stockholders and agents (“Adherex Indemnitees”) against all third party claims, suits, actions, proceedings, demands, expenses, costs, damages, deficiencies, losses, liabilities or judgments of any kind whatsoever, including without limitation legal expenses and attorneys’ fees, (“Claims”) based upon, arising out of or otherwise relating to the grant of rights to Cadherin under this Agreement including, without limitation, any cause of action relating to product liability or the death of or injury to any person or person or out of any damage to property, resulting from the production, manufacture, sale, use, consumption or advertisement of any Product made by or on behalf of Cadherin. Notwithstanding the foregoing, Cadherin shall have no obligation to indemnify any Adherex Indemnitees to the extent any Claim arises out of the negligence or willful misconduct of any Adherex Indemnitees under this Agreement, or arises out of any breach of any representation of Adherex under this Agreement.

8.2 Conditions to Indemnification. The obligations of Cadherin under Section 8.1 are conditioned upon: (i) the written notice to Cadherin of any potential liability promptly after the Adherex Indemnitee becomes aware of such potential liability (provided that the failure to give such prompt notice shall not affect Cadherin’s indemnification obligations except to the extent that Cadherin is actually prejudiced thereby); (ii) Cadherin having the right to assume the defense or settlement of any suit or claim related to the liability; (iii) the Adherex Indemnitees providing reasonable assistance in connection with the defense and settlement. Cadherin shall not enter into any settlement which admits or concedes that any aspect of the Patent Rights is invalid or unenforceable, or otherwise negatively affects the rights or obligations of Adherex without Adherex’s consent, which consent shall not be unreasonably withheld. If Cadherin defends the suit or claim, the Adherex Indemnitees may participate in (but not control) the defense thereof at its sole cost and expense. Notwithstanding the foregoing, if, in the reasonable judgment of the Adherex Indemnitees, such suit or claim involves an issue or matter which could have a materially adverse effect on the business operations or assets of the Adherex Indemitee, the Adherex Indemnitee may waive its rights to indemnity under this Agreement and control the defense or settlement thereof.

9.	TERM AND TERMINATION.

9.1 Term. This Agreement becomes effective as of the Effective Date and, unless sooner terminated in accordance with the provisions of Section 9.2 below, remains in force on a country-by-country basis until the expiration of the last-to-expire of the Patent Rights (the “Term”).

9.2 Termination for Breach. This Agreement may be terminated by either party upon written notice of any material breach or default by the other party under this Agreement that the breaching party fails to remedy within thirty (30) days after the written notice thereof by the non-breaching party. Moreover, if any action or inaction by Cadherin hereunder shall cause Adherex to be in material breach of the McGill License Agreement, Adherex may terminate this Agreement upon 30 days notice, provided however, that Cadherin does not take appropriate measures to assist Adherex to cure such breach within such 30 day period.

9.3 Bankruptcy. Adherex shall also have the right to terminate this Agreement if:

a) Cadherin becomes bankrupt or generally fails to pay its debts as such debts become due; is adjudicated insolvent or bankrupt; admits in writing its inability to pay its debts; or shall suffer a custodian, receiver or trustee for it or substantially all of its property to be appointed and, if appointed without its consent, not be discharged within thirty (30) days; makes an assignment for the benefit of creditors; or suffers proceedings under any law related to bankruptcy, insolvency, liquidation or the reorganization, readjustment or the release of debtors to be instituted against it and, if contested by it, not dismissed or stayed within thirty (30) days;

b) any order for relief is entered relating to any of the proceedings described in Paragraph 9.3(a); or

c) Cadherin shall by any act or failure to act indicate its consent to, approval of or acquiescence in any of the proceedings described in Paragraphs 9.3(a) or (b).

9.4 Effect of Expiration or Termination. Expiration or termination of this Agreement shall not relieve the parties of any obligation that accrued prior to such expiration or termination. The provisions of Sections 5, 8, 9, 10 and 11 shall survive any termination or expiration of this Agreement. The provisions of Section 7 shall survive any termination or expiration of this Agreement for the duration of any litigation or proceeding that was commenced prior to the effective date of such termination or expiration.

In the event that this Agreement is terminated by either party pursuant to Section 9.2, the license rights granted to Cadherin pursuant to Section 2.1 and 2.3 shall terminate and Cadherin shall immediately cease to manufacture and sell the Products; provided however, that Cadherin may dispose of its inventory of Products on hand as of the effective date of termination and may fill any orders for Products accepted prior to the effective date of termination. The license rights granted to Adherex pursuant to Section 2.3 shall survive any termination or expiration of this Agreement.

9.5 McGill License Agreement. Adherex shall notify Cadherin in writing in the event of any termination of the McGill License Agreement. The parties acknowledge that, pursuant to Section 3.2 of the McGill License Agreement, in the event of termination of the McGill License Agreement and provided that the obligations of Adherex pursuant to Sections 5.3 and 5.5 of the McGill License Agreement have been satisfied within sixty (60) days following such termination, McGill will honour the sublicense of Licensed Patent and Licensed Technology (as defined in the McGill License Agreement) granted by Adherex to Cadherin hereunder, provided that Cadherin agrees to be bound in respect of McGill by the terms of this Agreement relating to the payments pursuant to Section 3.2 hereof, including, without limiting the generality of the foregoing, the following provisions hereof: Section 9.1 (Term), Section 3.2 (Payments to McGill), Section 9.2 (Termination for Breach) and Section 9.3 (Effect of Expiration or Termination). Cadherin shall have no obligation to McGill to keep the sublicense in force, in which case the sublicense shall immediately terminate and Cadherin shall immediately cease to use, manufacture or have manufactured, sell, lease or otherwise exploit or transfer the Licensed Patent and Licensed Technology (as defined in the McGill License Agreement). Should Cadherin intend to continue to use, manufacture or have manufactured, sell, lease or otherwise exploit or transfer the Licensed Patent or Licensed Technology (as defined in the McGill License Agreement), it shall provide McGill with written notice of such intent, along with a copy of the sublicense agreement to which it is a party within sixty (60) days of the termination of the McGill License Agreement.

Pursuant to Section 13.2 of the McGill License Agreement, in the event of insolvency of Adherex, McGill shall undertake to offer existing Adherex sublicensees (including Cadherin) a right of first offer to rights to the Licensed Patent. The rights granted in such a license will reflect the rights granted in the original sublicense and the terms offered will consider monies spent by the sublicensee in the development of the Licensed Technology.

10.	WARRANTIES AND DISCLAIMERS.

10.1 Authorization. Each party represents and warrants to the other that it has the legal right and power to enter into this Agreement and to fully perform its obligations hereunder.

10.2 By Adherex. Adherex represents and warrants to Cadherin that (i) it has the lawful right to grant the license to Cadherin set forth hereunder, and (ii) as of the Effective Date and during the Term, it has not granted and will not grant to any third party, any right or license under the Patent Rights in the Non-Cancer Field in the Territory, and (iii) during the Term, it will not itself make, have made, use, sell or import any Products within the Non-Cancer Field and in the Territory. Adherex represents to Cadherin to use commercially reasonable efforts to maintain the McGill License Agreement in full force and effect.

10.3 Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, EACH PARTY HERETO MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR VALIDITY OR ENFORCEMENT OF THE PATENT RIGHTS. NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS A REPRESENTATION MADE OR A WARRANTY GIVEN BY ADHEREX THAT THE PRACTICE BY CADHERIN OF THE PATENT RIGHTS SHALL NOT INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

11.	MISCELLANEOUS.

11.1 Use of Names. Except as required by law or otherwise set forth in the Merger Agreement, neither party shall use the name of the other party or any of their respective officers, employees, consultants, or agents in any press release, promotional material or other publicity without the prior written consent of the other party.

11.2 Notice. Any notices or other communications required or permitted hereunder shall be sufficiently given if delivered personally, sent by reputable overnight delivery service (such as Federal Express or Airborne Express) or sent by first class certified mail, postage prepaid, addressed as follows or to such other address of which the parties may have given notice:

To Adherex:	Adherex Technologies Inc.
Attention: Chief Executive Officer
600 Peter Morand Crescent
Ottawa, Ontario K1G 5Z3
Canada

To Cadherin:	Cadherin Biomedical Inc.
Attention: Chief Executive Officer
600 Peter Morand Crescent
Ottawa, Ontario K1G 5Z3
Canada

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally, (b) one business day after being sent, if sent by reputable overnight delivery service or (c) three business days after being sent, if sent by certified mail.

11.3 Assignment. This Agreement may not be assigned or otherwise transferred by Cadherin without the consent of Adherex, such consent not to be unreasonably withheld or delayed, except either party may assign this Agreement without the consent of the other party to an Affiliate or in connection with the transfer or sale of all or substantially all of the portion of its business to which this Agreement relates, or in the event of its merger or consolidation or change in control or similar transaction. Any purported assignment in violation of this Section shall be void. Any permitted assignee shall assume all obligations of its assignor under this Agreement in writing.

11.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, without giving effect to principles of conflict or choice of laws.

11.5 Arbitration. Both parties agree to binding arbitration in the event any dispute arising out of this agreement can not be resolved between them.

11.6 Entire Agreement; Amendments. This Agreement represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between such parties. This Agreement may not be modified or amended except by a written agreement duly executed by both parties hereto.

11.7 Waivers. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is not inaccuracy or breach.

11.6 Section Headings. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

11.7 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

11.8 Third Party Beneficiaries. The parties hereto agree that this Agreement is not intended to create any third party beneficiaries, other than the Adherex Indemnitees pursuant to Section 8.1 hereof.

11.9 Relationship of the Parties. Adherex and Cadherin are independent contractors under this Agreement. Nothing contained in this Agreement is intended nor is it to be construed so as to constitute Adherex and Cadherin as partners or joint venturers with respect to this Agreement. Employees of any party remain employees of said party and shall at no time be considered agents of or to be obligated to render a fiduciary duty to the other party.

11.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

IN WITNESS WHEREOF, this Exclusive License Agreement has been duly executed as an instrument under seal by the parties hereto as of and on the date first above written.

ADHEREX TECHNOLOGIES INC.	CADHERIN BIOMEDICAL INC.

/s/ John Brooks	/s/ John Brooks
Title:	Title:
Date: November 14, 2002	Date: November 14, 2002

Exhibit A

Patent Rights

Exhibit B

McGill Consent Letter

McGill University

Attention:

RE: Sublicense Consent

Dear                             :

As you know, Adherex Technologies Inc. (“Adherex”) is entering into an Exclusive License Agreement (“Agreement”) with Cadherin Biomedical Inc. (“Cadherin”) under which Adherex will, among other things, sublicense to Cadherin in the non-cancer field the rights licensed by McGill University (“McGill”) to Adherex under the General Collaboration Agreement between McGill and Adherex dated              (the “McGill License Agreement”).

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, McGill and Adherex agree as follows:

1. In accordance with Section 3.2(a) of the McGill License Agreement, McGill hereby consents to the sublicensing to Cadherin of the Licensed Patent and Licensed Technology (as such terms are defined in the McGill License Agreement), with the right for Cadherin to further sublicense such rights. McGill acknowledges that it has reviewed a copy of the Agreement and hereby consents to its terms.

2. Adherex agrees that, as full and complete consideration under the sublicense granted to Cadherin in the Agreement, the sufficiency of which McGill hereby acknowledges, Adherex shall pay to McGill any and all amounts received by Adherex from Cadherin under Section 3.2 of the Agreement (which amounts shall equal two percent (2%) of the Gross Revenue (as defined in the Agreement) payable by Cadherin for any McGill Product (as defined in the Agreement)).

3. The Agreement shall not in any way diminish, reduce or eliminate any of Adherex’s duties or obligations under the McGill License Agreement, and Adherex shall remain primarily liable to McGill for all of Adherex’s duties and obligations contained in the McGill License Agreement.

Please indicate your agreement with the terms of this letter by signing both copies of this letter in the space provided below and returning it to me.

Sincerely,

Adherex Technologies Inc.

Agreed and accepted:

McGill University

Name:

Date: